

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Eric Wu
Chief Executive Officer
Opendoor Technologies Inc.
1 Post Street
Floor 11
San Francisco, CA 94104

>　　**Re:　Opendoor Technologies Inc.**
>　　　　**Draft Registration Statement on Form S-1**
>　　　　**Submitted January 15, 2021**
>　　　　**CIK No. 0001801169**

Dear Mr. Wu:

　　This is to advise you that we do not intend to review your registration statement.

　　We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Stacie Gorman at 202-551-3585 with any questions.

　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　Office of Real Estate & Construction

cc:　　Rachel W. Sheridan, Esq.